PROVECTUS PHARMACEUTICALS, INC.
7327 Oak Ridge Highway
Knoxville, TN 37931
Toll-free (866) 594-5999 - landline (extension 30)
Toll-free (866) 998-0005 - fax

October 29, 2009

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Provectus Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
File No. 000-09410

Dear Mr. Rosenberg:

This letter responds to the comments received from the Securities and Exchange Commission by letter dated October 23, 2009 to H. Craig Dees, Ph.D. with respect to the above-referenced filings of Provectus Pharmaceuticals, Inc. (the “Company” or “Registrant”).

1.  In your next response, please include the representations that were requested in our comment letter dated September 9, 2009, signed by an authorized officer of the company (as opposed to your legal counsel).

An authorized officer of the Company has signed the representations as requested.

2.  We note your response to our prior comment two that you have not received any progress payments under the Material Transfer Agreement with Schering-Plough Animal Health Corporation.  However, we ask that you disclose the aggregate of any potential payments you may be entitled to under this agreement, regardless of any confidential treatment you may have been granted for this agreement.  Please disclose these aggregate milestone payments in your next Form 10-Q filing in Item 5, where you have discussed this material agreement in past 10-Q filings.

Registrant proposes to include in its next Form 10-Q filing the following language with regard to the Material Transfer Agreement:

Progress payments could potentially total $50,000 for the first cell line for which SPAH uses our technology and $25,000 for each use of the same technology thereafter.  We do not know how many cell lines SPAH may have and we currently have no indication from SPAH that it intends to use any of our technologies in the foreseeable future.

3.  Please refer to prior comment four.  You state that all of the warrants are required to be settled either in cash or on a cashless basis.  Please clarify whether there are any provisions that would require the Company to cash settle the warrants, and if so, why the warrants were not required to be classified as liabilities even prior to the adoption of EITF07-5.

There are no provisions or obligations that would require the Company to cash settle any of its outstanding warrants.

4.  Please revise your disclosure to include the basis for your conclusion that equity classification of your warrants is appropriate, including your assertion that all of your warrants provide the counterparties the right to purchase a fixed number of shares at a fixed exercise price, and that such terms are not subject to any potential adjustments.

The equity classification of the Company's warrants is appropriate considering that all warrants provide the counterparties the right to purchase a fixed number of shares at a fixed price and the terms are not subject to any potential adjustments.

On behalf of the Registrant, we acknowledge that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Registrant has been responsive to the Commission's comments.  If there are additional questions or comments, please contact the undersigned.

               Very truly yours,

                                    /s/H. Craig Dees, Ph.D
                               H. Craig Dees, Ph.D
                                                                                                                                                                               Chief Executive Officer